Exhibit (a)(7)

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

STRATEGIC PARTNERS ASSET ALLOCATION FUNDS

This Certificate of Amendment to Certificate of Trust of Strategic Partners Asset Allocation Funds (the “Trust”) is being executed for the purpose of amending the Certificate of Trust of the Trust filed with the Office of the Secretary of State of the State of Delaware (the “State Office”) on July 29, 1998 pursuant to the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 et seq.

The undersigned hereby certifies as follows:

1.	The name of the Trust is Strategic Partners Asset Allocation Funds.

2.	The name of the Trust is hereby changed to Target Asset Allocation Funds.

3.          This Certificate of Amendment to Certificate of Trust shall become effective upon filing with the State Office.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Certificate of Amendment to Certificate of Trust.

TRUSTEE:

/s/ Robert F. Gunia
Name: Robert F. Gunia

534294